

January 18, 2011

John C.C. Fan
Chief Executive Officer
Kopin Corporation
200 John Hancock Road
Taunton, MA 02780

>   **Re: Kopin Corporation**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 17, 2010**
>   **Letter Dated January 13, 2011**
>   **File No. 000-19882**

Dear Mr. Fan:

We have completed our limited review of your filing and do not have any further comments at this time. Please contact Aslynn Hogue at (202) 551-3841 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   John J. Concannon – Bingham McCutchen LLP